

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2010

Mr. Mark S. Gorder
Chief Executive Officer
Intricon Corporation
1260 Red Fox Road
Arden Hills, Minnesota 55112

      RE: **Intricon Corporation**
               Form 10-K for the fiscal year ended December 31, 2009
               Filed March 16, 2010
               File No. 1-05005

Dear Mr. Gorder:

      We have reviewed your response letter dated November 30, 2010 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Statements of Operations, page 40

1. We recognize your response to prior comment 2 and note the $277 thousand acquisition costs include legal, investment banker, accounting and other professional service fees incurred to achieve the business combination. We also note you present a classified income statement in your filing. We believe the expenses you describe are generally characterized as operating expenses in a classified income statement. We refer you to guidance at Rule 5-03 (b)(9) of Regulation S-X. Accordingly, in future filings please present the referenced costs in operating expenses or tell us why you believe such presentation is not appropriate. We would not object to you presenting them as a separate line item in your income statements to distinguish them from general and administrative costs.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief